                                                                                    Exhibit 99.1

ELBIT MEDICAL IMAGING LTD. ANNOUNCES RATING OF A NEW DEBT,
 POTENTIAL PUBLIC OFFERING, APPOINTMENT OF NEW CFO AND UPDATED
 RESULTS OF SPECIAL GENERAL MEETING

TEL AVIV, ISRAEL - August 14, 2006 - Elbit Medical Imaging Ltd. (NASDAQ: EMITF) ("EMI") today announced that Midroog Ltd., an affiliate of Moody’s Investors Services, informed EMI that it had approved a rating of A2, on a local scale, for the raise of additional debt by EMI of up to NIS 484 million. The rating for the additional debt is conditioned upon the removal of the pledge on the entire share capital of Plaza Centers (Europe) B.V., a subsidiary of EMI, in favor of Bank Hapoalim B.M.

EMI is filing with the Israel Securities Authority and the Tel Aviv Stock Exchange on August 14, 2006 a draft prospectus for the listing for trade on the TASE of Series A and Series B Notes issued between February and July 2006 in a private placement to investors in Israel as well as another draft prospectus for a contemplated public offering of debt in Israel described above which may include an additional issuance of Series A Notes. The specific structure of the offering has not yet been determined.

EMI further announced that Mr. Dudi Machluf was appointed as Chief Financial Officer of EMI. Mr. Machluf previously served as controller of EMI.

In addition, following a recalculation of the votes at EMI’s general meeting of shareholders held on May 31, 2006, it has been determined that there was a technical error in the calculation of the votes for proposal no. 7 regarding the payment of an annual bonus to Mr. Mordechay Zisser, the Executive Chairman of the Board and proposal no. 11 regarding an amendment to EMI’s articles of association. Accordingly, it has been determined that proposals no. 7 and 11 as well as proposal no. 12 and 13 regarding the grant of indemnification undertakings to the directors and officers of EMI, which were subject to the approval of proposal no. 11, were not approved by EMI’s shareholders by the required majority.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into four principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel and in Central and Eastern Europe; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd. and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango, and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on June 30, 2006.

For Further Information:
Company Contact	Investor Contact
Shimon Yitzhaki	Kathy Price
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9430
syitzhaki@europe-israel.com	kprice@hfgcg.com